DLA Piper US LLP

4141 Parklake Avenue, Suite 300
Raleigh, North Carolina  27612-2350

www.dlapiper.com

Robert H. Bergdolt

robert.bergdolt@dlapiper.com

T   919.786.2002

F   919.786.2200

August 8, 2008

Via Courier and EDGAR

Linda Van Doorn, Senior Assistant Chief Accountant
Wilson Lee, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:	Behringer Harvard Multifamily REIT I, Inc.
Amendment No. 3 to Form S-11 (the “Form S-11”)
SEC Supplemental Follow-up Comment
provided August 5, 2008
File No. 333-148414

(Confidential, For Use of the Commission Only)

Dear Ms. Van Doorn and Mr. Lee:

On behalf of our client, Behringer Harvard Multifamily REIT I, Inc. (the “Company”), a Maryland corporation, and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached supplemental response for filing with the Securities and Exchange Commission via EDGAR (the “Supplemental Follow-up Response.”)

The Supplemental Follow-up Response provides additional information requested in a comment from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to counsel for the Company received on August 5, 2008 (the “Comment”).  The Company’s response to a paraphrase of the Staff’s Comment is reproduced below in bold.

Form S-11/A Filed on May 9, 2008

Financial Statements and Notes

General

1.                                      Please provide us with the maximum principal loan amounts and the loan amounts advanced as of the year ended December 31, 2007 and March 31, 2008 for the Fairfield

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August 8, 2008

Residential loans at both the total Venture investment and Company investment levels by type of guarantee or arrangement applicable to these loans.  Further, please describe on a go-forward basis whether you expect the significance levels with your developers to remain the same.

Response:  The Staff has requested the Company to provide certain information regarding three loans whereby Fairfield Residential has entered into arrangements with the Company or the Venture regarding the individual project entity, or project owner, for each loan.  As the Company noted in its response letter to the Staff dated August 4, 2008 (the “August 4 Letter”), each such investment made by the individual Venture represents a uniquely and separately negotiated transaction identified as a self-contained project focused on the particular development project.  For each such investment the project specific lien or pledge, rather than the arrangements discussed below with  Fairfield Residential, is the paramount source of credit support for the respective loan.  It is the Company’s ultimate conclusion that the additional Fairfield Residential arrangements do not create the type of access to their credit which results in concentration of credit risk.

Underlying Property Information as of 12/31/07	BHMF REIT Portion of Investment Information		Venture Total Investment Information		Developer Arrangements
Name	Maximum Amount to be Advanced	Amount Advanced	Maximum Amount to be Advanced	Amount Advanced	Bankruptcy(1)	Repayment Guarantees(2)	Project Completion(3)
Fairfield at Baileys Crossing	$12,175,995	$12,175,995	$22,138,172	$22,138,172	Yes	No	Yes
Tower 55 Hundred	$10,975,170	$10,975,170	$19,954,854	$19,954,854	Yes	No	Yes
Fairfield at Cameron House	$10,635,662	$6,829,218	$19,337,568	$12,416,760	Yes	No	Yes

Underlying Property Information as of 3/31/08	BHMF REIT Portion of Investment Information		Venture Total Investment Information		Developer Arrangements
Name	Maximum Amount to be Advanced	Amount Advanced	Maximum Amount to be Advanced	Amount Advanced	Bankruptcy(1)	Repayment Guarantees(2)	Project Completion(3)
Fairfield at Baileys Crossing	$12,175,995	$12,175,995	$22,138,172	$22,138,172	Yes	No	Yes
Tower 55 Hundred	$10,975,170	$10,975,170	$19,954,854	$19,954,854	Yes	No	Yes
Fairfield at Cameron House	$10,635,662	$7,800,145	$19,337,568	$14,182,082	Yes	No	Yes

(1) The bankruptcy arrangements with Fairfield Residential expire upon completion of the projects and are not coterminous with the maturity of the loan made by the applicable Venture.  The exercise of these individual arrangements is triggered by the bankruptcy or insolvency of the separate project entities, or project owners, not Fairfield Residential.  Please see our discussion in the August 4 Letter as to the Company’s detailed discussions of these arrangements and its conclusion that the existence of these arrangements should not be deemed to result in a credit concentration result.

(2) None of the abovementioned loans have arrangements with Fairfield Residential that include repayment guarantee provisions.  Although full repayment guarantees are typical for real estate loans, such as those secured by operating properties with revenues, these loans do not have such guarantees and therefore are distinct from traditional loan guarantees secured by real property.

(3) The project completion arrangements with Fairfield Residential protect the Venture from exposure to the failure to complete construction and/or cost overruns.  The exercise of these project completion arrangements does not constitute a repayment guarantee of the loan.  The project completion arrangements expire upon completion of the projects and are not coterminous with the maturity of the

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August 8, 2008

individual loans made by the applicable Venture.  Unlike full loan repayment guarantees, which would provide a guarantee on the actual loan payment, these arrangements provide no guarantee as to the principal amount of the loan.  Please see our discussion in the August 4 Letter as to the Company’s detailed discussions of these arrangements and its conclusion that the existence of these arrangements should not be deemed to result in a credit concentration result.

Developer Diversification on a Go-Forward Basis

It is the strategy of the Company to diversify among developers with whom it enters into development projects.  This strategy enhances the diversification of the Company’s investments.  Although the Company believes that this strategy is implicit in the discussion of its business in the Form S-11, it will include additional disclosure in the business section of the Form S-11 to clarify that as it raises additional capital, it expects to enhance its diversification among developer partners.  Even at this early stage of its existence, it is instructive to note that the Company has already partnered with five different developers for its investments in respect of ten properties.

As previously stated, while the Company views the arrangements with the developer discussed above to be important safeguards, they are not in the nature of typical real estate loan repayment guarantees and for each of its investments it relies on the project specific lien or pledge as the paramount source of credit support for the respective loan.

Very truly yours,

DLA Piper US LLP

/s/ Robert H. Bergdolt

Robert H. Bergdolt
Partner

Cc:	Michael McTiernan, SEC Special Counsel
Angela McHale, SEC Staff Attorney
Gerald J. Reihsen, III, Behringer Harvard Multifamily REIT I, Inc.